2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

October 12, 2017

Via EDGAR Transmission

Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware FundsSM by Macquarie on Exhibit A

Dear Ms. Fettig:

On behalf of Delaware Funds listed on Exhibit A (the "Registrants"), the following are the Registrants' responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") communicated telephonically with respect to the Registrants' most recent shareholder reports (the each an "Shareholder Report" and collectively, "Shareholder Reports").  Each Staff comment is summarized below, followed by the Registrant's response to the comment.

1. Comment: The Delaware U.S. Growth Fund is classified as diversified under the Investment Company Act of 1940 (the "1940 Act").  The "Top Ten Equity Holdings" chart does not include the Fund's aggregate investment in Class A and Class C shares of Alphabet Inc.  If those investments were aggregated, Alphabet Inc. would have been included in the top ten chart and the total investments that individually represent 5% or more of total assets would have been greater than 25%.  Confirm that diversification is monitored on an issuer basis and confirm and explain how the Fund is considered diversified.

   Response:  As of the last Shareholder Report reviewed by the Staff, Delaware U.S. Growth Fund confirms that its diversification status is regularly monitored on an issuer basis.   Moreover, the Fund confirms that it has maintained its diversification status because, at the time  it made its investments in Alphabet Inc. Class A and Class C shares, the aggregate value of the investments in the issuer was less than 5% of the Fund's assets.  Due to market appreciation, those values may have exceeded 5% at the date of the Shareholder Report, but the Registrant submits that this was consistent with the diversification requirements of Sections 5(b) and (c) of the 1940 Act.

Christine DiAngelo Fettig
October 12, 2017

With respect to the Fund's technology investments at the end of the fiscal period, the Fund believes that such investments were consistent with its policies on measuring concentration in technology companies as stated in the Fund's statement of additional information (i.e., in applying the Fund's policy on concentration, it will divide the technology sector into various subcategories (e.g., computer manufacturers, information technology services, semiconductor and other equipment manufacturers, and telecommunication services)).

2. Comment:  Confirm and explain how the Delaware Smid Cap Growth Fund meets the diversification requirements of the 1940 Act.  Individual investments representing more than 5% of total assets are greater than 25% of total assets.

   Response:  As of the last Shareholder Report reviewed by the Staff, Delaware Smid Cap Growth Fund's portfolio satisfied the requirements of Sections 5(b) and (c) of the 1940 Act.

   With respect to the Fund's technology investments at the end of the fiscal period, the Fund believes that such investments were consistent with its policies on measuring concentration  as stated in the Fund's statement of additional information (i.e.,  in applying its concentration policy: (i) utility companies will be divided according to their services, for example, gas, gas transmission, electric, and telephone will each be considered a separate industry; (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance, and diversified finance will each be considered a separate industry; (iii) asset-backed securities will be classified according to the underlying assets securing such securities; and (iv) the technology sector will be divided into various sub-categories (e.g., computers, internet, software, and telecommunication services)).

3. Comment:  The Delaware Global Real Estate Opportunities Fund is currently classified as non-diversified for 1940 Act purposes.  The Fund appears diversified based on the Shareholder Report that was reviewed.  If the Fund has been operating as diversified for more than 3 years, confirm to the Staff that the Fund will get shareholders' approval prior to changing its status back to non-diversified.  Refer to Rule 13a-1 of the 1940 Act and Allied Capital Corporation (pub. avail. January 3, 1989).

   Response:  The Fund so confirms.  If its operations continue to indicate that it qualifies for classification as a diversified fund under Section 5 of the 1940 Act, it will revise its registration statement disclosure accordingly.  If management determines that the Fund has operated for more than 3 years as a diversified fund and that it is in the Fund's shareholders' best interests to operate the Fund as non-diversified for 1940 Act purposes, management will seek shareholder approval to re-classify the Fund.

4. Comment:  The following funds have significant exposure to certain geographical areas:

Fund	Geographical Region	CY %	PY%
Emerging Markets Fund	China/Hong Kong	31.07%	33.35%
Asia Select Fund	China/Hong Kong	44.10%	n/a- new fund

Christine DiAngelo Fettig
October 12, 2017

   Add disclosure to the principal risks section of the prospectus regarding the risks of investing significantly in China/Hong Kong.  The Emerging Markets Fund does include the following disclosure: "The Fund may invest in companies of any size and may invest more than 25% of its total assets in the securities of issuers located in the same country."  Please consider adding similar disclosure to the principal investment strategies section of the prospectus for the Asia Select Fund, if applicable.

   Response:  The Funds have already added geographic risk to the principal risks section of the applicable prospectus during the recent March 2017 annual update of its registration statement.  The Emerging Markets Fund will revise its geographic risk disclosure as follows:

"Geographic focus risk — The risk that local political and economic conditions could adversely affect the performance of a fund investing a substantial amount of assets in securities of issuers located in a single country or a limited number of countries.

The Fund invests in the greater China region, which consists of Hong Kong, the People's Republic of China, and Taiwan, among other countries.  As a result, the Fund's investments in the region are particularly susceptible to risks in that region. Adverse events in any one country within the region may impact the other countries in the region or Asia as a whole. As a result, adverse events in the region will generally have a greater effect on the Fund than if the Fund were more geographically diversified, which could result in greater volatility in the Fund's net asset value and losses. Markets in the greater China region can experience significant volatility due to social, economic, regulatory, and political uncertainties."

   With respect to the Delaware Asia Select Fund, its Board of Trustees recently decided to liquidate this Fund. Please see the supplement filed on August 25, 2017 under Delaware Group Global & International Funds.  The liquidation should occur by or on October 25, 2017.  Accordingly, the Fund's prospectus will not need to be revised.

5. Comment:  The following Funds have significant exposure to non-agency asset-backed securities.  Add disclosure to the principal risks section of the prospectus regarding the risk of investing significantly in non-agency asset-backed securities:

Fund	Asset Class	CY %	PY%
Limited Term Diversified Income Fund	Non-Agency Asset-Backed Securities	36.11%	36.71%
Ultrashort Fund	Non-Agency Asset-Backed Securities	30.69%	n/a

Christine DiAngelo Fettig
October 12, 2017

   Response:  The Funds will add the following disclosure to the principal risks in the summary section:

"Mortgage-backed and asset-backed securities risk — The risk that the principal on mortgage-backed or asset-backed securities may be prepaid at any time, which will reduce the yield and market value."

6. Comment:  The following Funds have significant exposure to the following sectors.  Add disclosure to the principal risks section of the prospectus regarding the risk of investing significantly in the identified sector:

Fund	Sector	CY %	PY%
U.S. Growth Fund	Technology	51.35%	28.20%
Optimum Large Cap Growth	Information Technology	32.27%	28.05%
Select Growth Fund	Technology	49.20%	29.31%
Emerging Markets Fund	Information Technology	34.63%	36.66%

   Response:  The Funds will add to, or modify, their principal risks section to include the following: "Growth stocks (such as those in the technology sector) reflect projections of future earnings and revenue.  These prices may rise or fall dramatically depending on whether those projections are met.  These companies' stock prices may be more volatile, particularly over the short term."

7. Comment:  The Delaware Wealth Builder Fund had expenses related to "dividends on short sales" and "interest expense."   Explain why short selling is not included in the prospectus.

   Response:  Investing in short sales is not a principal investment strategy of the Fund.  The Fund's ability to engage in short selling is addressed in its statement of additional information.  Moreover, the Fund's prospectus disclosure includes leverage risk, which addresses the risks of short selling activity in addition to other activities.

8. Comment: The Delaware Tax-Free USA Intermediate Fund invests its assets in securities with maturities of various lengths, depending on market conditions, but will have a dollar-weighted average effective maturity of between 3 and 10 years.  Update to dollar weighted average maturity rather than dollar-weighted average effective maturity.

   Response: The Fund respectfully declines to accept this comment.

9. Comment:  Instruction 7 to Item 27(b)(7) requires that if a fund uses an index that is different from the one used for the immediately preceding fiscal year, a fund must explain the reason(s) for the change and compare the fund's annual change in the value of an investment in the hypothetical account with the new and former indexes. In future filings please include more specificity as to the reason for the change.  For example, it is not sufficient to disclose that the benchmark change was "to better reflect the nature of the underlying securities held by the fund".

Christine DiAngelo Fettig
October 12, 2017

Fund	Reason for change in Benchmark
Delaware Wealth Builder Fund (FKA- Delaware Dividend Income Fund.)	The primary index benchmark has been changed to a blended index to better reflect the nature of the underlying securities held by the Fund*.

   Response:  The Fund believes that the explanation provided for the benchmark change was sufficient and accurate;  accordingly, the Fund respectfully declines to accept this comment.

10.             Comment:  The Delaware Dividend Income Fund changed its name to the Delaware Wealth Builder Fund.  A 497K was filed on the effective date of the change to reflect the name change.  We also noted that the fund changed its primary benchmark during the year, as noted above.  Because the benchmark has changed and the reason for the change was that the new index better reflects the nature of the underlying securities held by the Fund, explain whether there were any changes to the principal investment strategy. If there were changes to the principal investment strategy, explain why this was not disclosed and why a 485A filing was not made.  The Staff notes that the portfolio turnover rate increased from 67% in 2015 to 102% in 2016.  (Previous years were 56%, 51% and 47%.)  Was any repositioning done in connection with the name change?)  Is this increase considered significant for disclosure in the SAI for the current year?

   Response:  Management does not believe that there were material changes made to the Fund's principal investment strategies in connection with its name change; accordingly, it did not make a Rule 485(a) filing.  With respect to the increase in portfolio turnover rate, management does not believe that this increase is significant on a relative basis.  Additionally, the turnover was not due to any repositioning with respect to the name change but was due to volatility in the market.

11.             Comment:  The following Funds have portfolio turnover rates in excess of 100%.  Disclose the risks of high portfolio turnover in the prospectus and add disclosure to the principal investment strategy if high portfolio turnover is part of the principal investment strategy.  (The Funds disclose the following in the annual report:  "The Fund may experience portfolio turnover in excess of 100%, which could result in higher transaction costs and tax liability.")

Fund	CY PTO	PY PTO	PY PTO
Foundation Moderate Allocation Fund	131%	65%	115%
Conservative Allocation Fund	168%	93%	163%
Diversified Income Fund	240%	218%	189%
Global Real Estate Opportunities	193%	116%	107%
Optimum Fixed Income Fund	536%	482%	323%
Corporate Bond Fund	217%	215%	215%

Christine DiAngelo Fettig
October 12, 2017

Extended Duration Bond Fund	219%	185%	216%
High-Yield Opportunities Fund	109%	86%	105%
Emerging Markets Debt Fund	232%	288%	152%

(The Emerging Markets Debt Fund has this disclosure as part of the statutory prospectus, but there is no risk disclosure related to high portfolio turnover rates:  "The Fund will engage in an active trading strategy which may result in higher portfolio turnover rates. The Fund generally invests for the long term but also may take advantage of short-term opportunities to acquire and dispose of assets and realize capital gains.")

   Response:  The Funds believe that the risks related to higher portfolio turnover rates are addressed appropriately by the portfolio turnover information provided in the summary section of their prospectuses.  To the extent that a Fund engages in an active trading strategy such as the Delaware Emerging Markets Debt Fund, it will add portfolio turnover disclosure in its principal investment strategy and risk sections.  Otherwise, the Fund's portfolio turnover rate is a by-product of the Fund's investment strategy and the Funds do not believe it is appropriate to include portfolio turnover as a principal risk of the Funds.  Accordingly, the Funds respectfully decline to accept this comment.

12.             Comment:  Explain why the prospectus update for the Optimum Funds contains fee tables with gross expense ratios that do not agree to the audited financial highlights table.  Only one fund is included in the example below, but the comment applies to each of the Optimum Funds.  For all Funds, the prospectus disclosure of gross expenses was 0.06%-0.07% lower than the gross expenses in the financial highlights table and there was no note to the prospectus fee table indicating that expenses had been restated.  In each case, the gross expenses appear to equal the gross expenses from the prior year financial highlights.  Were the prospectus fee tables appropriately updated for the fiscal year 3/31/16?  Please update the prospectus with the correct fees, if applicable.

Fund	Class	Gross Expenses per FIHI (3/31/16)	Gross Expenses per Fee table (7/29/2016)	Gross Expenses per FIHI (3/31/15)
Optimum Large Cap Growth Fund	A	1.44%	1.37%	1.37%
	C	2.19%	2.12%	2.12%
	Institutional	1.19%	1.12%	1.12%

   Response:  Yes, the prospectus fee tables were properly updated.  The Funds excluded certain extraordinary expense related to a one-time proxy solicitation.  In future filings, the Fund undertakes to include a footnote to the fee table explaining what "Other expenses" would have been had the extraordinary expenses been included.

13.             Comment:  The July 2016 prospectus fee tables for the three Foundation Funds contains the following footnote: "Other expenses" have been restated to reflect future lower operating expenses. Explain the basis on which other expenses have been restated.

Christine DiAngelo Fettig
October 12, 2017

   Response:  The "Other expenses" were restated to exclude certain extraordinary expenses related to a one-time proxy solicitation during the fiscal year ended March 31, 2016 that it would not experience in the following fiscal year.

14.             Comment:  The Staff notes that certain Funds disclose gross expenses in their fee tables that are lower than the gross expenses in the audited financial highlights.  If the fees have been restated, include the disclosure requirements of Instruction 3(d)(ii) to Item 3 of Form N-1A.

Fund	Class	Gross Expenses per FH (11/30/15)	Gross Expenses per Fee table (3/29/2016)
Global Value Fund	A	1.89%	1.80%
	C	2.64%	2.55%
	Institutional	1.64%	1.55%
   (The International Value Equity fund has similar differences, representing .04%)

   Response:  The fee tables in the Funds' prospectuses excluded certain extraordinary expense related to a one-time proxy solicitation.  In future filings, the Fund undertakes to include a footnote to the fee table explaining what "Other expenses" would have been had the extraordinary expenses been included.

15.             Comment:  The Delaware Mid Cap Value Fund's financial highlights table contained the following note related to the October 2015 expense ratios:

   As a result of proxy fees, ratio of expenses to average net assets for the year ended Oct. 31, 2015, exceeded the contractual waiver by 15 basis points.

   The February 2016 prospectus does not include the 0.15% in the fee table, but there was no note to state that expenses have been restated.  Explain.

   Response:  The Fund did not restate "Other expenses" in its fee table, but excluded certain extraordinary expense related to a one-time proxy solicitation.  In future filings, the Fund undertakes to include a footnote to the fee table explaining what "Other expenses" would have been had the extraordinary expenses been included.

16.             Comment:  Explain why the July 2016 prospectus fee table for the Delaware Investments Ultrashort Fund does not disclose that expenses have been restated considering the change of the fund from a money market fund to an ultrashort bond fund.

   Response:  The Fund's expenses were not restated because management did not believe there would be a material change in expenses due to the repositioning of the Fund as an ultrashort bond fund from a money market fund.

Christine DiAngelo Fettig
October 12, 2017

17.             Comment:  The disclosure of interest rate swap contracts for the Optimum Fixed Income Fund does not clearly disclose what the Fund is paying or receiving because both of the interest rates are disclosed as received.  Correct this in future filings.

Interest Rate Swap Contracts10

Counterparty	Swap Referenced Obligation	Notional Value[3]	Fixed Interest Rate Received (Paid)	Variable Interest Rate Received (Paid)	Termination Date	Upfront Payments Paid (Received)	Unrealized Appreciation (Depreciation)[4]
CME	BAML - 10 yr USD-BBA-LIBOR 3M	7,430,000	2.05%	0.628%	1/12/26	$—	$274,779
CME	BAML - 30 yr USD-BBA-LIBOR 3M	4,550,000	2.48%	0.628%	1/14/46	—	343,074

   Response:  The requested change will be made future filings.

18.             Comment:  Certain Funds have unfunded commitments and certain Funds include a note describing General Motors Term Loan Litigation.  In future filings, include the disclosure required by Reg. S-X 6-04-15 on the Statement of Assets and Liabilities: 15. Commitments and contingent liabilities.

   Response:  The requested change will be made in future filings.

19.             Comment:  The Delaware Investments Ultrashort Fund received a capital contribution from the manager on July 9, 2015.  Delaware Management Company made a capital contribution of $305,752, $16,212, and $8,961 to the Fund's Class A, Class C and Class L shares, respectively, in order to facilitate the conversion of the Fund from a money market fund to an ultrashort-term bond fund while avoiding any capital gain or loss being recognized by the Fund's shareholders.  Provide more detail regarding the reason for this capital contribution.

   Response:  The Fund previously suffered losses. Such losses resulted in the net asset value ("NAV") of the Fund's shares (based on a stable price of $1.00 per share) exceeding the NAV of the Fund's underlying net assets by approximately $330,925 (the portion of such amount with no corresponding capital loss carryforward remaining, the "Losses"; the portion

Christine DiAngelo Fettig
October 12, 2017

attributable to the remaining 2014 fiscal year capital loss carryforward, the "2014 Loss").  The Losses and the 2014 Loss, collectively, reduced the NAV of the Fund, but through penny rounding, the Fund's NAV remained $1.00/share.  Accordingly, the Fund's Board of Trustees concluded that it was in the best interests of shareholders to approve management's recommendation to "top off" the Fund's NAV prior to the effective date of the SEC's money market fund reforms to avoid any capital gain or loss being recognized by the Fund's shareholders.

20.             Comment:  Note 2- Investment Management, Administration Agreements, and other Transactions with Affiliates.  Disclose how often the related party fees are settled.  Refer to ASC 850-10-50-1.

    Response:  The requested change will be made in future filings.

21.             Comment:  General Instruction D to Form N-CSR permits incorporation by reference of Items 4, 5 and 12(a)(1) only.  The closed-end funds have incorporated by reference certain Item 8 disclosures.  Item 8 includes the following disclosures of the March 31, 2016 closed-end funds:
The personal account information is current as of June 30, 2015. As of April 30, 2015, the portfolio managers did not own any shares of the Fund.  Item 8 of Form N-CSR requires these disclosures as of the most recently completed fiscal year.  Correct in future filings.

   Response:  The requested change will be made in future filings.

22.             Comment:  The Delaware Diversified Floating Rate Fund (now known as the Delaware Floating Rate Fund) invested 30.81% in bank loans.  If the fund receives any consent, fee, or amendment income from such loans, describe the accounting for this income in the notes to Financial Statements and disclose the amounts separate from interest income.  (This comment applies to any funds investing significantly in bank loans.)

   Response:  The requested change will be made in future filings.

23.             Comment:  Explain why the benchmark lifetime returns are calculated using the last business day in the month of the Fund's Institutional Class inception date and not the inception date of the Fund's Institutional share class.  For example, the Delaware Wealth Builder Fund's Institutional Class incepted operations on 12/2/1996. According to the note, the benchmark return would have been calculated at the end of December 1996.

    Response:  Due to a lack of availability of daily benchmark returns, the policy is to use the last business day in the month of a fund's applicable inception date.

24.             Comment:  The "Fund expense ratios" chart discloses the expense ratios as of the most recent prospectus.  In future filings refer shareholders to the financial highlights table in the shareholder report, which contain more recent disclosures.

Christine DiAngelo Fettig
October 12, 2017

    Response:  The requested change will be made in future filings.

25.             Comment:  The Delaware Wealth Builder Fund invests in restricted securities. We did not see the disclosure requirements of Reg. S-X 12-12, footnote 8:

8 Indicate by an appropriate symbol each issue of restricted securities. State the following in a footnote: (a) As to each such issue: (1) Acquisition date, (2) carrying value per unit of investment at date of related balance sheet, e.g., a percentage of current market value of unrestricted securities of the same issuer, etc., and (3) the cost of such securities; (b) as to each issue acquired during the year preceding the date of the related balance sheet, the carrying value per unit of investment of unrestricted securities of the same issuer at: (1) The day the purchase price was agreed to; and (2) the day on which an enforceable right to acquire such securities was obtained; and (c) the aggregate value of all restricted securities and the percentage which the aggregate value bears to net assets.

    Response:  The requested change will be made in future reports.

26.             Comment:  The Delaware Tax-Free Colorado Fund's schedule of investment shows that it invest in the "Dreyfus Tax Exempt Cash Management."  Disclose the specific fund invested in (Dreyfus Tax Exempt Cash Management is a registrant, not a fund) and disclose the specific class of shares held in future filings.

    Response: The requested change will be made in future filings.

27.             Comment: The Staff notes that certain Funds present the financial highlights information to three decimal places.  Confirm compliance with Instruction 1(b) to Item 13 of Form N-1A:

(b) List per share amounts at least to the nearest cent. If the offering price is expressed in tenths of a cent or more, then state the amounts in the table in tenths of a cent. Present the information using a consistent number of decimal places.

    Responses:  In future reports, the Funds will present the financial highlights information to two decimal points.

28.             Comment:  Note 7 of the financial statements for the Delaware Investments' Colorado, Minnesota and National Municipal Income Fund contain the following note:

Each Fund may invest up to 15% of its net assets in illiquid securities, which may include securities with contractual restrictions on resale, securities exempt from registration under Rule 144A promulgated under the Securities Act of 1933, as amended, and other securities which may not be readily marketable. The relative illiquidity of these securities may impair each Fund from disposing of them in a timely manner and at a fair price when it is necessary or desirable to do so. While maintaining oversight, the Boards have delegated to DMC the day-to-day functions of determining whether individual securities are liquid for purposes of each Fund's limitation on investments in illiquid securities. Securities eligible for resale pursuant to Rule 144A, which are determined to be liquid, are not subject to each Fund's 15% limit on investments in illiquid securities. As of March 31, 2016, no securities have been determined to be illiquid under the Funds' Liquidity Procedures. Rule 144A securities held by each Fund have been identified on the "Schedules of investments."

Christine DiAngelo Fettig
October 12, 2017

Please confirm the accuracy of this disclosure, as closed-end funds are not limited to 15% in illiquid securities.  Additionally, the last statement in the disclosure appears to be inaccurate because the National Municipal Income Fund contains illiquid securities.

    Response:  The disclosure regarding the Funds' limit on investments in illiquid securities is accurate.  They have both adopted the 15% limit.  With respect to the Delaware Investments National Municipal Income Fund, the Fund did hold illiquid securities as of the end of the reporting period and will correct that disclosure in future reports, as applicable.

29.             Comment:  The Delaware Investments' Colorado, Minnesota and National Municipal Income Funds financial statements appear to be missing the disclosure related to the dividend reinvestment plan.  (The 11/30/16 financial statements of the closed-end funds have the disclosure.)

Response:  The disclosure related to the dividend reinvestment plan was inadvertently omitted.  The disclosure will be included in future filings.

* * *
    Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Daniel Geatens Michael Dresnin Macquarie Investment Management

Christine DiAngelo Fettig
October 12, 2017

EXHIBIT A

811-22050	DELAWARE ENHANCED GLOBAL DIVIDEND & INCOME FUND	11/30/2016

811-07972	DELAWARE GROUP ADVISER FUNDS
	DELAWARE DIVERSIFIED INCOME FUND	10/31/2016
	Delaware Global Real Estate Opportunities Fund	10/31/2016
	DELAWARE U.S. GROWTH FUND	10/31/2016

811-02806	DELAWARE GROUP CASH RESERVE
	DELAWARE INVESTMENTS ULTRASHORT FUND	3/31/2016

811-00249	DELAWARE GROUP EQUITY FUNDS I
	Delaware Mid Cap Value Fund	10/31/2016

811-00750	DELAWARE GROUP EQUITY FUNDS II
	DELAWARE VALUE FUND	11/30/2016

811-04413	DELAWARE GROUP EQUITY FUNDS IV
	DELAWARE HEALTHCARE FUND	3/31/2016

811-04413	DELAWARE GROUP EQUITY FUNDS IV
	DELAWARE SMID CAP GROWTH FUND	3/31/2016

811-04997	DELAWARE GROUP EQUITY FUNDS V
	DELAWARE SMALL CAP CORE FUND	11/30/2016
	DELAWARE SMALL CAP VALUE FUND	11/30/2016
	DELAWARE WEALTH BUILDER FUND	11/30/2016

811-08457	DELAWARE GROUP FOUNDATION FUNDS
	DELAWARE FOUNDATION CONSERVATIVE ALLOCATION FUND	3/31/2016
	DELAWARE FOUNDATION GROWTH ALLOCATION FUND	3/31/2016

Christine DiAngelo Fettig
October 12, 2017

	DELAWARE FOUNDATION MODERATE ALLOCATION FUND	3/31/2016

811-06324	DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS
	DELAWARE EMERGING MARKETS FUND	11/30/2016
	DELAWARE GLOBAL VALUE FUND	11/30/2016
	DELAWARE INTERNATIONAL SMALL CAP FUND	11/30/2016
	DELAWARE INTERNATIONAL VALUE EQUITY FUND	11/30/2016
	DELAWARE ASIA SELECT FUND	11/30/2016

811-04304	DELAWARE GROUP GOVERNMENT FUND
	DELAWARE CORE PLUS BOND FUND	7/31/2016
	DELAWARE EMERGING MARKETS DEBT FUND	7/31/2016

811-02071	DELAWARE GROUP INCOME FUNDS
	DELAWARE CORPORATE BOND FUND	7/31/2016
	DELAWARE DIVERSIFIED FLOATING RATE FUND	7/31/2016
	DELAWARE EXTENDED DURATION BOND FUND	7/31/2016
	DELAWARE HIGH-YIELD OPPORTUNITIES FUND	7/31/2016

811-03363	DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS
	DELAWARE LIMITED-TERM DIVERSIFIED INCOME FUND	12/31/2015

811-02715	DELAWARE GROUP STATE TAX-FREE INCOME TRUST
	DELAWARE TAX-FREE PENNSYLVANIA FUND	8/31/2016

811-03850	DELAWARE GROUP TAX FREE FUND
	DELAWARE TAX-FREE USA FUND	8/31/2016
	DELAWARE TAX-FREE USA INTERMEDIATE FUND	8/31/2016

811-07810	DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC.	3/31/2016

Christine DiAngelo Fettig
October 12, 2017

811-07460	DELAWARE INVESTMENTS DIVIDEND & INCOME FUND, INC.	11/30/2016

811-07420	DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II, INC.	3/31/2016

811-07410	DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND	3/31/2016

811-21335	DELAWARE OPTIMUM FUND TRUST
	OPTIMUM FIXED INCOME FUND	3/31/2016
	OPTIMUM INTERNATIONAL FUND	3/31/2016
	OPTIMUM LARGE CAP GROWTH FUND	3/31/2016
	OPTIMUM LARGE CAP VALUE FUND	3/31/2016
	OPTIMUM SMALL-MID CAP GROWTH FUND	3/31/2016
	OPTIMUM SMALL-MID CAP VALUE FUND	3/31/2016

811-04973	DELAWARE VOYAGEUR INSURED FUNDS
	DELAWARE TAX-FREE ARIZONA FUND	8/31/2016

811-04364	DELAWARE VOYAGEUR INTERMEDIATE TAX FREE FUNDS
	DELAWARE TAX-FREE MINNESOTA INTERMEDIATE FUND	8/31/2016

811-07742	DELAWARE VOYAGEUR MUTUAL FUNDS
	DELAWARE MINNESOTA HIGH-YIELD MUNICIPAL BOND FUND	8/31/2016

811-07742	DELAWARE VOYAGEUR MUTUAL FUNDS
	DELAWARE NATIONAL HIGH-YIELD MUNICIPAL BOND FUND	8/31/2016
	DELAWARE TAX-FREE CALIFORNIA FUND	8/31/2016
	DELAWARE TAX-FREE IDAHO FUND	8/31/2016
	DELAWARE TAX-FREE NEW YORK FUND	8/31/2016

811-04989	DELAWARE VOYAGEUR MUTUAL FUNDS II

Christine DiAngelo Fettig
October 12, 2017

	DELAWARE TAX-FREE COLORADO FUND	8/31/2016

811-04547	DELAWARE VOYAGEUR MUTUAL FUNDS III
	DELAWARE SELECT GROWTH FUND	10/31/2016

811-03910	DELAWARE VOYAGEUR TAX FREE FUNDS
	DELAWARE TAX-FREE MINNESOTA FUND	8/31/2016